Exhibit 99.14

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

CONSENT OF R. DENNIS BERGEN

In connection with the filing of the annual report on Form 40-F of Franco-Nevada Corporation, I consent to references to my name and to the use of the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” and dated March 16, 2012 (the “Report”) in the 2011 Annual Information Form of Franco-Nevada Corporation dated March 26, 2012 (the “AIF”), which is filed as an exhibit to, and incorporated in, the Form 40-F.

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of the references to my name and the use of the Report. I also consent to reference to me under the heading “Experts” in the AIF which is filed as an exhibit to, and incorporated by reference in, this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements.

DATED: March 29, 2012

/s/ R. Dennis Bergen

Name:	R. Dennis Bergen, P.Eng.
Associate Principal Mining Engineer
Roscoe Postle Associates Inc.